UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 17)

                                 Mercom, Inc.
                               (Name of Issuer)


                                 Common Stock
                                $1.00 Par Value

                        (Title of Class of Securities)

                                   58935D109

                                (CUSIP Number)

                              Raymond B. Ostroski
                 Executive Vice President and General Counsel
                                 Mercom, Inc.
                              105 Carnegie Center
                         Princeton, New Jersey  08540
                           Tel. No.:  (609) 734-3700
                    (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                              and Communications)

                                April 19, 1995
                    (Date of Event which Requires Filing of
                                this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following:  [  ].

               Check the following box if a fee is being paid with this statement: [ ].

               Note: This document is being electronically filed with the Commission, using the EDGAR system. Additionally, one paper copy of the filing will subsequently be sent to the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP Nos.  58935D109       |             |             Page 2           |
|                            |             |                              |
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON:                                          |
|    |               C-TEC Corporation                                    |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               23-2093008                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                       WC, BK                                       |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                       N/A                                          |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |               Pennsylvania                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |                                               |
|                    |    | 1,044,194                                     |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |  -0-                                          |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |                                               |
|    PERSON          |    | 1,044,194                                     |
|     WITH           |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |  -0-                                          |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                                                                    |
|    | 1,044,194                                                          |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 43.63%                                                             |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |         CO                                                         |
___________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)


               This amendment No. 17 to Schedule 13D relating to Mercom, Inc., a Delaware corporation (the "Company" or "Mercom"), amends and restates the
Schedule 13D originally filed on March 14, 1990, as heretofore amended (as so amended, the "Schedule 13D").

Item 1.        Security and Company.

               The class of equity securities to which this statement relates is the Common Stock, $1.00 par value per share (the "Common Stock"), of the Company. The principal executive offices of the Company are located at 105 Carnegie Center, Princeton, New Jersey 08540.

Item 2.        Identity and Background.

               This statement is being filed on behalf of C-TEC Corporation, a Pennsylvania corporation ("C-TEC"). C-TEC is controlled by RCN Corporation, a Delaware corporation ("RCN"). RCN owns directly or indirectly, 8,226,262 shares of C-TEC Common Stock and 5,094,223 shares of C-TEC Class B Common Stock representing, respectively, 43.5% of the outstanding C-TEC Common Stock and 59.6% of the outstanding C-TEC Class B Common Stock. RCN's ownership interest in C-TEC entitles RCN to cast 57.5% of the votes of all outstanding shares of C-TEC capital stock.

               RCN is a subsidiary of Kiewit Diversified Group Inc., a Delaware corporation ("KDG"), which is in turn a wholly owned subsidiary of Peter Kiewit Sons' Inc., a Delaware corporation ("PKS"). KDG owns 90% of the shares of RCN, and the remaining 10% of its shares are owned by David C. McCourt, Chairman and Chief Executive Officer of the Company.

               C-TEC is a telecommunications holding company.
C-TEC's interest in the Company is held through its wholly owned subsidiary, C-TEC Properties, Inc., a Delaware corporation ("Properties"). Properties is a wholly owned subsidiary of C-TEC. The principal business of Properties is that it acts as a real estate holding company.

               RCN was formed to invest in telecommunications businesses that primarily serve residential customers. RCN has no significant assets other than its interest in C-TEC.

               KDG is a holding company for subsidiaries engaged in the telecommunications, energy and mining businesses.

               PKS, the ultimate parent of RCN and KDG, is the holding company for subsidiaries engaged in the construction, mining, telecommunications and energy businesses.

               The principal executive and business offices of each of Properties and C-TEC are located at 105 Carnegie Center, Princeton, New Jersey 08540. The principal executive and business offices of each of RCN, KDG and PKS are located at 1000 Kiewit Plaza, Omaha, Nebraska 68131.

               Information as to each executive officer and director of Properties, C-TEC, RCN, KDG and PKS is set forth in Schedules A through E, respectively, attached hereto, and such Schedules are incorporated herein by reference.

               During the last five years, none of Properties, C-TEC, RCN, KDG or PKS (the "C-TEC Entities") nor, to the best knowledge of the C-TEC Entities, any of the persons listed on Schedules A through E attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               Properties owns 1,044,194 shares of Common Stock (the "Shares"). The Shares were purchased over a period of time in a number of transactions. The aggregate consideration paid for the Shares was approximately $7,999,000. The Shares were purchased using working capital and bank loans. All such bank loans have since been repaid.

Item 4.        Purpose of Transaction.

               C-TEC originally purchased a portion of the Shares as an investment in the Company. Thereafter, C-TEC became concerned about the condition and management of the Company. Following litigation, a proxy contest and a special meeting of the shareholders of the Company, C-TEC nominees were elected to the Board of Directors of the Company in December 1991. Such nominees constituted a majority of the Board of Directors of the Company. Following the election of such new Directors, new officers were appointed and an Affiliated Transactions Review Committee was appointed.
Based on the recommendations of that Committee, the Board of Directors approved (i) the reimbursement of C-TEC's expenses in connection with the proxy contest and (ii) a Management Agreement dated as of January 1, 1992 between the Company and C-TEC Cable Systems, Inc., a wholly owned subsidiary of C-TEC.
               C-TEC nominees currently constitute a majority of the Board of Directors of the Company.

               On April 19, 1995, the Company filed with the Securities and Exchange Commission a Registration Statement relating to a proposed rights offering pursuant to which the Company would distribute on a pro rata basis to all holders of shares of Common Stock transferable rights to subscribe for shares of Common Stock for a subscription price to be specified. In addition, holders of such rights would be entitled to subscribe, pursuant to an oversubscription privilege, at the same subscription price for the shares of Common Stock that are allocated for sale pursuant to the rights offering but are not sold because rights are not exercised. The Company has announced that it would expect the net proceeds, if any, of such rights offering to be approximately $8.5 million assuming full exercise of all rights distributed.

               The Company has indicated that the net proceeds, if any, from the rights offering will be used for general corporate purposes. Specifically, the Company expects that any such proceeds will be used (i) to repay up to $5 million of outstanding indebtedness to Morgan Guaranty Trust Company of New York under a demand note, (ii) if additional proceeds remain, to pay all or a portion of the payment of $1,400,000 to be paid on or before July 1, 1995 under a settlement agreement entered into in connection with a lawsuit instituted by a former officer of Communications and Cablevision, Inc., a wholly owned subsidiary of the Company, (iii) if additional proceeds remain, to repay up to $887,000 of outstanding indebtedness to C-TEC under a demand note and (iv) if additional proceeds remain, for other corporate purposes including capital expenditures.

               If the rights offering occurs, C-TEC intends to (i) exercise all of the rights it receives in respect of the Shares and (ii) subscribe, pursuant to the oversubscription privilege, for all additional shares of Common Stock being offered.

               The purpose for which the Shares are being held by C-TEC is investment. C-TEC intends to review from time to time Mercom's business affairs, prospects and financial position. Based on such evaluation and review, as well as general economic, market and industry conditions existing at the time, C-TEC may consider from time to time various alternative courses of action both with respect to the business of Mercom and with respect to C-TEC's equity interest therein. Such actions may include, if determined to be in the best interests of the Company, the acquisition or disposition by Mercom or its subsidiaries of businesses or assets. Such actions may also include the acquisition by C-TEC or its affiliates of additional Common Stock through open market purchases, privately negotiated transactions, a tender offer, an exchange offer, a merger or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise.

               Except as set forth herein, none of the C-TEC Entities nor, to the best knowledge of the C-TEC Entities, any person named in Schedules A through E attached hereto has any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; or (viii) any action similar to any of those enumerated above. Notwithstanding the foregoing, C-TEC reserves the right to effect any of such actions as they may deem necessary or appropriate in the future.

Item 5.        Interest in Securities of the Company.

               (a) and (b) As of the date hereof, C-TEC beneficially owns 1,044,194 shares of Common Stock, representing approximately 43.63% of the 2,393,530 shares of Common Stock which are outstanding.

               C-TEC has the sole power to vote or direct the vote, and to dispose or direct the disposition of the Shares. The Shares are owned of record by Properties. Through their direct and indirect ownership of C-TEC and Properties, RCN, KDG and PKS may, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to beneficially own the Shares.


               Clifford L. Jones beneficially owns 100 shares of Common Stock. Mr. Jones has the sole power to vote or direct the vote, and to dispose or direct the disposition of these shares, which represent less than .1% of the outstanding shares of Common Stock.

               Raymond B. Ostroski beneficially owns 2000 shares of Common Stock. Mr. Ostroski shares power to vote or direct the vote, and to dispose or direct the disposition of these shares, which represent less than .1% of the outstanding shares of Common Stock.

               George C. Stephenson beneficially owns 5000 shares of Common Stock. Mr. Stephenson has the sole power to vote or direct the vote, and to dispose or direct the disposition of these shares, which represent approximately .2% of the outstanding shares of Common Stock.

               Except as set forth in this Item 5(a) and (b) none of the C-TEC Entities, nor, to the best knowledge of the C-TEC Entities, any persons named in Schedules A through E hereto, owns beneficially any shares of Common Stock.

               (c) No transactions in the Common Stock have been effected during the past 60 days by the C-TEC Entities or, to the best knowledge of the C-TEC Entities, by any of the persons named in Schedules A through E hereto.

               (d)  Inapplicable.

               (e)  Inapplicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Company.

               To the best knowledge of the C-TEC Entities, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

               None



                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 20, 1995



                                       C-TEC CORPORATION


                                       By: /s/ David C. McCourt
                                          _________________________
                                           David C. McCourt
                                           Chairman and Chief
                                           Executive Officer




                                                                    Schedule A


          DIRECTORS AND EXECUTIVE OFFICERS OF C-TEC PROPERTIES, INC.


               The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of C-TEC Properties, Inc. are set forth below.
                                                           Principal
Name and                                                   Occupation
Office Held         Business Address         Citizenship   or Employment
___________         ________________         ___________   _____________

David C. McCourt    105 Carnegie Center      USA           Chairman, Chief
Chairman, Chief     Princeton, NJ  08540                   Executive Officer,
Executive                                                 C-TEC
Officer, Director

Michael J. Mahoney  105 Carnegie Center      USA           President,
President,          Princeton, NJ  08540                   Chief Operating
Chief                                                      Officer, C-TEC
Operating
Officer

Bruce C. Godfrey    105 Carnegie Center      USA           Executive Vice
Executive Vice      Princeton, NJ  08540                   President,
President,                                                 Chief Financial
Chief Financial                                            Officer, C-TEC
Officer

Raymond B. Ostroski 105 Carnegie Center     USA           Executive Vice
Executive Vice      Princeton , NJ 08540                   President,
President, General                                         General Counsel,
Counsel,                                                   Secretary, C-TEC
Secretary

Mark Haverkate      105 Carnegie Center      USA           Executive Vice
Executive Vice      Princeton, NJ  08540                   President of
President of                                               Development, C-TEC
Development

William A. Dorgan   105 Carnegie Center      USA           Executive Vice
Executive Vice      Princeton, NJ  08540                   President,
President,                                                 Chief
Administrative                                             Administrative
Officer                                                    Officer, C-TEC

John D. Filipowicz  105 Carnegie Center      USA           Vice President,
Vice President,     Princeton, NJ  08540                   Assistant General
Assistant General                                          Counsel, Assistant
Counsel, Assistant                                         Secretary, C-TEC
Secretary

Malcolm M. Burnside 105 Carnegie Center     USA            Vice President,
Vice President,     Princeton, NJ  08540                   Regulatory and
Regulatory and                                             Public Affairs,
Public Affairs                                             C-TEC

Ralph S. Hromisin   105 Carnegie Center      USA           Vice President,
Vice President      Princeton, NJ  08540                   Corporate
of Finance                                                 Controller, C-TEC

Timothy J. Stoklosa 105 Carnegie Center     USA            Treasurer, C-TEC
Treasurer           Princeton, NJ  08540

George P. Warren    105 Carnegie Center      USA           Assistant
Assistant           Princeton, NJ  08540                   Secretary, C-TEC
Secretary                                                  Properties


                                                                    Schedule B


             DIRECTORS AND EXECUTIVE OFFICERS OF C-TEC CORPORATION


                  The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of C-TEC Corporation are set forth below.

                                                            Principal
Name and                                                    Occupation
Office Held           Business Address        Citizenship   or Employment
- -------------------   ---------------------   -----------   -------------------

David C. McCourt      105 Carnegie Center,        USA       Chairman,
Chairman, Chief       Princeton, NJ  08540                  Chief Executive
Executive Officer,                                          Officer, C-TEC
Director

Michael J. Mahoney    105 Carnegie Center,        USA       President, Chief
President, Chief      Princeton, NJ  08540                  Operating Officer,
Operating Officer                                           C-TEC

Bruce C. Godfrey      105 Carnegie Center,        USA       Executive Vice
Executive Vice        Princeton, NJ  08540                  President, Chief
President, Chief                                            Financial Officer,
Financial Officer                                           C-TEC

Raymond B. Ostroski   105 Carnegie Center,        USA       Executive Vice
Executive Vice        Princeton, NJ  08540                  President, General
President, General                                          Counsel, C-TEC
Counsel

Stephen J. Rabbitt    105 Carnegie Center,        USA       Executive Vice
Executive Vice        Princeton, NJ  08540                  President - Cable
President - Cable                                           Television Group,
Television Group                                            C-TEC

Mark Haverkate        105 Carnegie Center,        USA       Executive Vice
Executive Vice        Princeton, NJ  08540                  President of
President of                                                Development, C-TEC
Development

William A. Dorgan     105 Carnegie Center,        USA       Executive Vice
Executive Vice        Princeton, NJ  08540                  President, Chief
President, Chief                                            Administrative
Administrative                                              Officer, C-TEC
Officer

Kevin M. O'Hare       105 Carnegie Center,        USA       Executive Vice
Executive Vice        Princeton, NJ  08540                  President - Long
President - Long                                            Distance Group,
Distance Group                                              C-TEC

Paul W. Mazza         105 Carnegie Center,        USA       Executive Vice
Executive Vice        Princeton, NJ  08540                  President -
President -                                                 Telephone Group,
Telephone Group                                             C-TEC

Robin R. Troop        105 Carnegie Center,        USA       Executive Vice
Executive Vice        Princeton, NJ  08540                  President, C-TEC
President

Michael A. Adams      105 Carnegie Center,        USA       Executive Vice
Executive Vice        Princeton, NJ  08540                  President -
President -                                                 Communications
Communications                                              Services Group,
Services Group                                              C-TEC

Malcolm M. Burnside   105 Carnegie Center,        USA       Vice President,
Vice President,       Princeton, NJ  08540                  Regulatory and
Regulatory and                                              Public Affairs,
Public Affairs                                              C-TEC

John D. Filipowicz    105 Carnegie Center,        USA       Vice President,
Vice President,       Princeton, NJ  08540                  Assistant General
Assistant General                                           Counsel, Assistant
Counsel, Assistant                                          Corporate
Corporate Secretary                                         Secretary, C-TEC

Ralph S. Hromisin     105 Carnegie Center,        USA       Vice President,
Vice President,       Princeton, NJ  08540                  Corporate
Corporate                                                   Controller, C-TEC
Controller

Timothy J. Stoklosa   105 Carnegie Center,        USA       Treasurer, C-TEC
Treasurer             Princeton, NJ  08540
James Q. Crowe        3555 Farnam Street          USA       Chairman of the
Director              Omaha, NE  68131                      Board, Chief
                                                            Executive Officer,
                                                            Director, MFS

Stuart E. Graham      Morris Corporate            USA       Chairman,
Director                Center III                          President, Chief
                      Building C                            Executive Officer,
                      400 Interpace P'kway                  Skanska Engineering
                      Parsippany, NJ  07054                 and Construction,
                                                            Inc.

Frank M. Henry        Martz Towers                USA       President, Frank
Director              46 Public Square                      Martz Coach Company
                      Box 1007
                      Wilkes-Barre, PA
                      18703

Richard R. Jaros      1000 Kiewit Plaza           USA       Executive Vice
Director              Omaha, NE  68131                      President,
                                                            Director, PKS

Robert E. Julian      1000 Kiewit Plaza           USA       Executive Vice
Director              Omaha, NE  68131                      President, Chief
                                                            Financial Officer,
                                                            Director, PKS

Daniel E. Knowles     1 F Place                   USA       Personnel
Director              Gouldsboro, PA  18424                 Consultant

David C. Mitchell     2 Forest Knoll              USA       Retired Corporate
Director              Pittsford, NY  14534                  Executive Vice
                                                            President,
                                                            President of the
                                                            Telephone Group and
                                                            Director, Rochester
                                                            Telephone
                                                            Corporation

Eugene Roth           15 S. Franklin Street       USA       Partner, Rosenn,
Director              Wilkes-Barre, PA                      Jenkins and
                      18711                                 Greenwald
                                                            (Attorneys)

Walter Scott, Jr.     1000 Kiewit Plaza           USA       Chairman,
Director              Omaha, NE  68131                      President,
                                                            Director, PKS

Thomas C. Stortz      1000 Kiewit Plaza           USA       Vice President,
                      Omaha, NE  68131                      General Counsel,
                                                            Kiewit Construction
                                                            Group, Inc.




                                                                    Schedule C





              DIRECTORS AND EXECUTIVE OFFICERS OF RCN CORPORATION


                  The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of RCN Corporation are set forth below.

                                                                          Principal
Name and                                                                  Occupation or
Office Held                     Business Address          Citizenship     Employment
- ----------------------------    ---------------------    -------------    ---------------------------
David C. McCourt                105 Carnegie Center           USA         Chairman,
President,                      Princeton, NJ 08540                       Chief Executive
Chief Executive                                                           Officer, C-TEC
Officer, Director                                                         Corporation

Ann C. McCulloch                1000 Kiewit Plaza             USA         Vice President,
Vice President,                 Omaha, NE 68131                           Treasurer, PKS
Treasurer

James O.                        1000 Kiewit Plaza             USA         Vice President,
Spitzenberger                   Omaha, NE 68131                           PKS
Vice President

Matthew J.                      1000 Kiewit Plaza             USA         Vice President-Legal, PKS
Johnson                         Omaha, NE  68131
Secretary

Richard R. Jaros                1000 Kiewit Plaza             USA         Executive Vice
Director                        Omaha, NE 68131                           President, PKS
James Q. Crowe                  3555 Farnam Street            USA         Chairman, Chief
Director                        Omaha, NE 68131                           Executive
                                                                          Officer, MFS
                                                                          Communications
                                                                          Company, Inc.

Robert E. Julian                1000 Kiewit Plaza             USA         Executive Vice
Director                        Omaha, NE 68131                           President, Chief
                                                                          Financial
                                                                          Officer, PKS

Walter Scott, Jr.               1000 Kiewit Plaza             USA         Chairman,
Director                        Omaha, NE 68131                           President, PKS




                                                                    Schedule D


                  DIRECTORS AND EXECUTIVE OFFICERS OF KIEWIT
                            DIVERSIFIED GROUP INC.


                      The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Kiewit Diversified Group Inc. are set forth below.

                                                                            Principal
Name and                          Business                                  Occupation
Office Held                       Address                   Citizenship     or Employment
- ------------------------------    ---------------------    -------------    ------------------
Walter Scott, Jr.                 1000 Kiewit Plaza             USA         Chairman,
President, Chairman,              Omaha, NE 68131                           President, PKS
Director

Robert E. Julian                  1000 Kiewit Plaza             USA         Executive Vice
Executive Vice                    Omaha, NE 68131                           President,
President,                                                                  Chief Financial
Director                                                                    Officer, PKS

Richard R. Jaros                  1000 Kiewit Plaza             USA         Executive Vice
Executive Vice                    Omaha, NE 68131                           President, PKS
President,
Director

George Lee Butler                 1000 Kiewit Plaza             USA         President,
Vice President                    Omaha, NE  68131                          Kiewit Energy
                                                                            Company
James O.                          1000 Kiewit Plaza             USA         Vice President-Tax, PKS
Spitzenberger                     Omaha, NE  68131
Vice President,
Director

Ann C. McCulloch                  1000 Kiewit Plaza             USA         Vice President,
Vice President,                   Omaha, NE  68131                          Treasurer, PKS
Treasurer

Matthew J. Johnson                1000 Kiewit Plaza             USA         Vice President-Legal, PKS
Secretary                         Omaha, NE  68131
James Q. Crowe                    3555 Farnam Street            USA         Chairman, Chief
Director                          Omaha, NE 68131                           Executive
                                                                            Officer, MFS
                                                                            Communications
                                                                            Company, Inc.

Richard Geary                     215 V Street                  USA         Executive Vice
Director                          Vancouver, WA 98661                       President,
                                                                            Kiewit
                                                                            Construction
                                                                            Group Inc.;
                                                                            President
                                                                            Kiewit Pacific
                                                                            Co.

Royce J. Holland                  3555 Farnam Street            USA         President,
Director                          Omaha, NE  68131                          Chief Operating
                                                                            Officer, MFS
                                                                            Communications
                                                                            Company, Inc.

Kenneth E. Stinson                1000 Kiewit Plaza             USA         Executive Vice President,
Director                          Omaha, NE  68131                          Director, PKS





                                                                    Schedule E




         DIRECTORS AND EXECUTIVE OFFICERS OF PETER KIEWIT SONS', INC.


                        The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Peter Kiewit Sons', Inc. ("PKS") are set forth below.

                                                               Principal
Name and                 Business                              Occupation
Office Held              Address                Citizenship    or Employment
- ---------------------    -------------------    -----------    ---------------

Walter Scott, Jr.        1000 Kiewit Plaza          USA        President,
President, Chairman,     Omaha, NE 68131                       Chairman, PKS
Director

William L. Grewcock      1000 Kiewit Plaza          USA        Vice Chairman,
Vice Chairman,           Omaha, NE 68131                       PKS
Director

Robert E. Julian         1000 Kiewit Plaza          USA        Executive Vice
Executive Vice           Omaha, NE 68131                       President,
President, Chief                                               Chief Financial
Financial Officer,                                             Officer, PKS
Director

Kenneth E. Stinson       1000 Kiewit Plaza          USA        Chairman, Chief
Executive Vice           Omaha, NE 68131                       Executive
President,                                                     Officer, Kiewit
Director                                                       Construction
                                                               Group Inc.

Richard R. Jaros         1000 Kiewit Plaza          USA        Executive Vice
Executive Vice           Omaha, NE 68131                       President, PKS
President,
Director

Richard Geary            215 V Street               USA        President,
Director                 Vancouver, WA 98661                   Kiewit Pacific
                                                               Co.

Leonard W. Kearney       1000 Kiewit Plaza          USA        President,
Director                 Omaha, NE 68131                       Kiewit
                                                               Construction
                                                               Co.

James Q. Crowe           3555 Farnam Street         USA        Chairman, Chief
Director                 Omaha, NE 68131                       Executive
                                                               Officer, MFS
                                                               Communications
                                                               Company, Inc.

George B. Toll, Jr.      10704 Shoemaker            USA        Executive Vice
Director                 Ave.                                  President,
                         Santa Fe Springs,                     Kiewit
                         CA 90670                              Construction
                                                               Group Inc.

Peter Kiewit, Jr.        2600 N. Central            USA        Attorney
Director                 Ave.
                         Phoenix, AZ 85004

Robert B. Daugherty      Guarantee Center           USA        Chairman,
Director                 Suite 225                             Valmont
                         Omaha, NE 68114                       Industries Inc.

Charles M. Harper        1 Central Park             USA        Chief Executive
Director                 Plaza                                 Officer, RJR
                         Omaha, NE 68102                       Nabisco
                                                               Holdings, Inc.

Richard W. Colf          215 V Street               USA        Vice President,
Director                 Vancouver, WA                         Kiewit Pacific
                         98661                                 Co.

Bruce E. Grewcock        1000 Kiewit Plaza          USA        President,
Director                 Omaha, NE  68131                      Kiewit Mining
                                                               Group Inc.

James O.                 1000 Kiewit Plaza          USA        Vice President
Spitzenberger            Omaha, NE  68131                      - Tax, PKS
Vice President - Tax,
PKS

Matthew J. Johnson       1000 Kiewit Plaza          USA        Vice President
Vice President -         Omaha, NE  68131                      - Legal, PKS
Legal

Ann C. McCulloch         1000 Kiewit Plaza          USA        Vice President,
Vice President,          Omaha, NE  68131                      Treasurer, PKS
Treasurer

Thomas C. Stortz         1000 Kiewit Plaza          USA        Vice President,
Secretary                Omaha, NE  68131                      General
                                                               Counsel, Kiewit
                                                               Construction
                                                               Group Inc.